SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For April 2, 2003


                      BONSO ELECTRONICS INTERNATIONAL INC.
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                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F [X]             Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes [ ]                   No [X]

                 BONSO ELECTRONICS ANNOUNCES $0.05 CASH DIVIDEND

     Press Release Source: Bonso Electronics International, Inc.

     HONG KONG, Wednesday, April 2, 8:33 a.m. ET/PRNewswire-FirstCall/ -- Bonso Electronics International, Inc. (Nasdaq: BNSO-News) today announced a $0.05 per common share cash dividend, payable to shareholders of record on April 30, 2003. The dividend will be paid on or before May 31, 2003.

     Based on the average of the closing prices since the first of March, the forthcoming dividend would represent a yield of approximately 2.5%.

     Bonso's dividend policy remains contingent on performance, according to Anthony So, Chairman, CEO and President. "Although this has been a difficult year, our prospects for the coming fiscal year are excellent and we want to provide our loyal shareholders with recognition for their support."

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. With the May 2001 acquisition of Korona Haushaltswaren, GmbH, a distributor of household scales in Europe, Bonso is embarking on its first consumer marketing venture in Europe and the U.S. under the Korona brand. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

     The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

Contact:

George O'Leary
Investor Relations
Bonso Electronics
Phone:  949-760-9611
Fax:  949-760-9607

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BONSO ELECTRONICS INTERNATIONAL, INC.
                                        (Registrant)



Date: April 25, 2003                    By: /s/  Henry F. Schlueter
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                                        Henry F. Schlueter, Assistant Secretary